ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

April 14, 2004

04024394

RECEIVED
2004 APR 19 A 11:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
APR 20 2004
THOMSON FINANCIAL

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
14 April 2004 – (Letter to Shareholders/Notice of Annual General Meeting)
14 April 2004 – (ASX Announcement & Media Release – China Update)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

14 April 2004

ASX ANNOUNCEMENT AND MEDIA RELEASE

MULTI-WELL PROGRAM COMMENCES OFFSHORE CHINA

BLOCK 22/12, BEIBU GULF, OFFSHORE CHINA (FAR 5%)

The Beibu Gulf 22/12 joint venture has been advised that the Wei 12-7-1 exploration well spudded on Tuesday evening, 13 April, 2004, using the Nanhai IV jack-up rig.

The Wei 12-7-1 exploration well is the first of at least two and, perhaps, as many as five, back-to-back wells scheduled to be drilled in Block 22/12.

Wei 12-7-1 Exploration Well

The Wei 12-7-1 exploration well is being drilled in 30 metres of water approximately 2 km north of the Wei 12-8-1 discovery well and is expected to take about 10 days to drill, log and evaluate to a planned total depth of approximately 1,683 metres. The Operator has advised the joint venture participants that the Wei 12-7 Prospect is estimated to have a mean unrisked reserve potential of 43 million barrels of oil.

The Wei 12-7 prospect is on trend with the 12-3 discovery and at the same stratigraphic level. Reservoir and source are present in the area; the major risk with this prospect being the integrity of seal along the stratigraphic edge of the reservoir. The prospect is associated with a seismic amplitude anomaly that may be indicative of hydrocarbons.

Wei 12-8-3 Appraisal Well

The Wei 12-7-1 well will be followed immediately by the Wei 12-8-3 well, an appraisal of the Wei 12-8 oil accumulation. The Wei 12-8 East field is estimated to have the potential to contain recoverable reserves of between 20 million barrels of oil (ROC estimate) and 27 million barrels of oil (HZN estimate), subject to successful appraisal drilling.

The primary objective of the Wei 12-8-3 well, which will be located approximately 1 km north of the Wei 12-8-2 discovery well, is to confirm structural configuration of the reservoir and to accurately determine oil properties, particularly viscosity, in order to optimise well planning for a potential field development.

The 12-8 East (12-8-2) field was discovered by CNOOC in 1994. The well encountered an 8 metre oil column in the Miocene Jiaowei sands at a depth of 930 m. A production test flowed 2,355 barrels of 21 degree API oil per day. Reservoir quality is excellent, with permeability in excess of one Darcy. The structure is a simple four-way dip closure with reservoir draped over a basement high.

Forward Program

Subject to the results of the first two wells, the Block 22/12 Joint venture has made provision to drill up to three more back-to-back wells as part of the current drilling programme. If the third well is drilled, the continuous drilling programme is expected to extend into May 2004. In order for the fourth and fifth wells in the programme to be drilled, the results of the first

three wells would have to be compelling and, in such circumstances, FAR would not expect to complete the continuous drilling programme until June 2004.

The joint venture comprises:-

Horizon Oil Limited (HZN)	30%
Roc Oil (China) Company (ROC)	40% (Operator)
Petsec Petroleum Incorporated (PSA)	25%
Oil Australia Pty Limited (FAR)	5%

In the event of a commercial development within Block 22/12, the interests held by the current joint venturers may reduce on a pro-rata basis by up to 51% assuming that the China Offshore Oil Corporation ("CNOOC") exercises its right to participate up to a 51% equity level in the development.

In keeping with an understanding reached with the co-venturers and given the short drilling times, FAR intends to advise shareholders of spud details of each well, the results at total depth and other significant events, as soon as they are released by the Operator.

For further information please contact:

Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: admin@farnl.com.au
Or visit FAR's website: www.farnl.com.au

BEIBU GULF CHINA
PROSPECTS AND LEADS



N
Beibu
Gulf
Oil and Gas Pipeline
12-1 Fields
CNOOC
6-12-1
Oil Discovery
March 02
6-12
12-2
Proposed
Wei 12-7-1
April 04
Proposed
Wei 12-8-3
April 04
12-3
12-8 East
12-8 West
Discoveries / Fields
Prospects / Leads
0
5km
CHINA
VIETNAM
HAINAN
ISLAND

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

LETTER TO SHAREHOLDERS

Dear Shareholder

Please find enclosed a Notice of Annual General Meeting, Explanatory Statement and Proxy Form in respect of the Annual General Meeting of First Australian Resources Ltd to be held on 19 May 2004.

In Special Business there are a number of resolutions to be considered, details of which have been provided in the Notice of Annual General Meeting and Explanatory Statement.

Exploration and production success within the petroleum industry is heavily reliant upon the skills and continued motivation of those people engaged in exploration, production and management. In order to secure and retain people with the necessary skills and industry contacts, it is important to provide long term incentives for management to participate in and achieve future growth and success for the Company. This is particularly the case in junior petroleum companies like FAR where it is difficult to compete with major oil companies in respect to remuneration of management.

The purpose of the resolutions contained in the Special Business is to primarily provide an incentive to directors and management and to replace the previous scheme which expired in May 2003. Since that time the company has achieved a 212 percent increase in underlying share value, due partly to improved conditions in the junior exploration sector and due in part to the efforts of management to identify quality opportunities working within the constraints of a limited capital budget.

Options to be granted under the proposal will be exercisable at a price of 10 cents each, a premium of approximately 12% above the current market price at the date of the proposal and a 53.8 percent premium to the most recent issue of shares made in January 2004. It should also be noted that none of the directors participated in the Option issue made to the holders of expiring July 2005 Options in August 2003.

The proposed option issue will form part of the directors' and executives' remuneration packages, which are believed to be reasonable in the Company's current circumstances, particularly given the need to conserve the Company's cash reserves by, amongst other means paying directors' fees and executives at a lower level than might otherwise be appropriate.

You should read the enclosed documents carefully and if necessary seek assistance from your financial adviser. I encourage you to attend the meeting, however, if you are unable to do so, please complete and return your Proxy Form as soon as possible. You should direct any queries regarding the Notice of Meeting or accompanying documents to the Company Secretary, Mr Ted Brindal.

Yours faithfully,

Michael Evans
Chairman

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

NOTICE OF MEETING

Notice is hereby given that the Annual General Meeting of the Shareholders of First Australian Resources Limited will be held at 10.30am on Wednesday 19 May 2004 at the Royal Perth Yacht Club, Australia II Drive, Crawley, Western Australia.

ORDINARY BUSINESS

1. **Annual Accounts**

To receive and consider the Statement of Financial Performance, Statement of Financial Position, Directors' Declaration and Independent Auditor's Report in respect of the financial period ended 31 December 2003.

2. **Election of Director**

To re-elect Mr W R Grigor who retires in accordance with Clause 17 of the Constitution and, being eligible, offers himself for re-election.

SPECIAL BUSINESS

3. **Ratification of Previous Placement**

To consider and, if thought fit, pass the following resolution (with or without amendment) as an ordinary resolution:

"That for the purposes of Listing Rule 7.4 and all other purposes, the members of the Company hereby approve the recent issue and allotment of 11,000,000 ordinary fully paid shares ("**Shares**") and 5,500,000 attaching free Incentive options ("**Incentive options**") at a price of 6.5 cents per Share to those persons referred to in Section 2 of the Explanatory Statement."

> The Company will disregard any votes cast on this resolution by any person who participated in the issue and any associate of any such person. However, the Company need not disregard a vote if it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form, or it is cast by a person chairing the meeting as a proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

4. GRANT OF INCENTIVE OPTIONS TO DIRECTORS

To consider and if thought fit, to pass, with or without amendment, as a **special resolution** the following:

"That, in accordance with section 195(4) of the Corporations Act and Listing Rule 10.11 of Australian Stock Exchange Limited, and for all other purposes, the members of the Company approve and authorise the grant, for no consideration, of an aggregate of up to:

a) 5,000,000 incentive options to the Executive Chairman, Mic hael John Evans (or his Eligible Nominee);

b) 1,500,000 incentive options to a Non Executive Director, Warwick Robert Grigor (or his Eligible Nominee); and

c) 1,000,000 incentive options to a Non Executive Director, Charles Lee Cavness (or his Eligible Nominee),

(each option confers the right to subscribe for one (1) fully paid ordinary share in the capital of the Company) pursuant to and in the manner described in Section 4 and Schedule 2 of the Explanatory Statement."

FAR will disregard any votes cast onthe above resolution by:

- any of Michael John Evans, Warwick Robert Grigor or Charles Lee Cavness
- an associate of any of those persons

However, FAR need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote in accordance with the directions on the proxy; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote in accordance with a direction on the proxy form to vote as the proxy decides.

GRANT OF INCENTIVE OPTIONS TO STAFF

5. That in accordance with listing rule 7.1 of the Listing Rules (and for all other purposes), the members of the Company approve the issue to Roseann Adessa of up to 500,000 incentive options each of which will entitle the holder to acquire one ordinary share in the capital of the Company for a subscription price of 10 cents exercisable at any time prior to the date 3 years after the date of grant.

FAR will disregard any votes cast on the above resolution by:

- Roseann Adessa
- an associate of any of Roseann Adessa

However, FAR need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote in accordance with the directions on the proxy; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote in accordance with a direction on the proxy form to vote as the proxy decides.

GENERAL BUSINESS

6. To transact any other ordinary business that may be brought forward in accordance with the Company's Constitution.

By order of the board

ALBERT EDWARD BRINDAL
Company Secretary

Perth
13 April 2004

Explanatory Statement

This notice of Annual General Meeting should be read in conjunction with the accompanying Explanatory Statement, which forms part of this Notice of Annual General Meeting

Voting Entitlement

Pursuant to regulation 7.11.37 of the Corporations Regulations 2001, the Directors have determined that the shareholding of each shareholder for the purposes of ascertaining the voting entitlements for the Annual General Meeting will be as it appears in the Share Register at 5.00 pm (WST) on Monday 17 May 2004.

Proxies

A shareholder has the right to appoint a proxy, who need not be a member of the Company. If a shareholder is entitled to cast two or more votes they may appoint two proxies and may specify the proportion or number of votes each proxy is entitled to exercise. The Proxy Form must be deposited at the Company's Registered Office, Level 1, 87 Colin Street, West Perth, WA, or by facsimile to the Company on (08-9322-5116) or electronically to admin@farnl.com.au no later than 48 hours before the meeting.

FIRST AUSTRALIAN RESOURCES LIMITED
ACN 009 117 293

NOTICE OF ANNUAL GENERAL MEETING

and

EXPLANATORY STATEMENT

Date of Meeting:	Wednesday, 19 May 2004
Time of Meeting:	10.30am
Place of Meeting:	First Australian Resources Limited Royal Perth Yacht Club Australia II Drive, Crawley, Western Australia

This Notice of Annual General Meeting and Explanatory Statement should be read in their entirety. If members are in doubt as to how they should vote, they should seek advice from their accountant, solicitor or other professional adviser prior to voting.

FIRST AUSTRALIAN RESOURCES LIMITED

ACN 009 117 293

EXPLANATORY STATEMENT

1. ***Introduction***

This Explanatory Statement has been prepared for the information of members of First Australian Resources Limited ("**FAR**" or "**Company**") in connection with the business to be conducted at the Annual General Meeting of members to be held at FAR's offices at the Royal Perth Yacht Club, Australia II Drive, Crawley, Western Australia on Wednesday, 19 May 2004 at 10.30am.

This Explanatory Statement should be read in conjunction with the accompanying Notice of Meeting. The purpose of the Explanatory Statement is to provide shareholders with information that the Board believes to be material to shareholders in deciding whether or not to approve the above resolutions.

2. **Resolutions 1 and 2 - Adoption of Accounts and Election of Director.**

Resolutions 1 and 2 deal with procedural matters, being the adoption of the annual accounts and re-election of a Director. Both resolutions have the support of the Board.

3. **Resolution 3 – Ratification of Previous Placement.**

During January 2004, the Company placed 11 million shares and 5,500,000 attaching free July 2005 Options to investors pursuant to a Prospectus dated 8 January 2004.

The 11 million shares were issued at an issue price of 6.5 cents each. The options were issued for no consideration but on exercise of an option a subscription price of 7 cents each is payable.

The offer raised $715,000 before costs. The funds are being used to help fund exploration activities, in particular offshore China and offshore Carnarvon Basin and to improve the Company's working capital position.

The purpose of seeking shareholder approval of this Share and Option issue (which has already been made) is to ratify the issue so as to reinstate the maximum limit under the Listing Rules on the number of Equity Securities that FAR may issue in any 12 month period without shareholder approval.

The shares that have been issued under the Prospectus rank pari passu with FAR's existing Shares on issue while the Options represent the same class as existing Options on issue, namely 31 July 2005 options. The terms and conditions of the Options are shown in Schedule 1.

The shares and options where issued to the persons in the list set out below.

All directors recommend that shareholders vote in favour of resolution 3.

Name of Holder	Number of Shares	Number of Options
Dragonlyn Pty Ltd	900,000	450,000
Mr. Wilhelm Schroder	538,460	269,230
Mr. Axel Von Rosen	461,540	230,770
Mr. Brian Richard Ogilvie	1,000,000	500,000
Mr. Donald Broadley Wright	200,000	100,000
ESI Pty Ltd	300,000	150,000
Henconner Pty Ltd	460,000	230,000
Westking Investments P/L	230,000	115,000
Mr. Martin James Pyle (M Pile Super Fund a/c)	75,000	37,500
Mr Martin James Pyle	75,000	37,500
Lexton Holdings Pty Ltd (ATF Simpson Trust)	230,000	115,000
Altinova Nominees Pty Ltd	1,250,000	625,000
Bizzell Nominees Pty Ltd	1,000,000	500,000
Slipline Pty Ltd	2,000,000	1,000,000
Mrs Tania Chapman	307,692	153,846
Jemaya Pty Ltd	307,692	153,846
Beira Pty Ltd	206,923	103,462
Planet Capital Pty Ltd	150,000	75,000
Paso Holdings Pty Ltd	310,000	155,000
Mrs Melissa Stratton	769,230	384,615
Brian Lee	228,463	114,231
TOTAL OF PLACEMENT	**11,000,000**	**5,500,000**

4. GRANT OF INCENTIVE OPTIONS TO DIRECTORS – RESOLUTIONS 4

4.1 The Proposed Grant

The Company proposes to grant, within one (1) month of the date of the Meeting, an aggregate of up to 7,500,000 incentive options in total (each to subscribe for one (1) fully paid ordinary share in the capital of the Company **("Share")**, to the following Directors of the Company (or their Eligible Nominees) **("Recipient Directors")**:

(a) Michael John Evans, Executive Chairman, as to 5,000,000 incentive options;

(b) Warwick Robert Grigor, Non Executive Director, as to 1,500,000 incentive options, and

(c) Charles Lee Cavness, Non Executive Director, as to 1,000,000 incentive options.

The incentive options proposed to be granted to Directors will otherwise be granted on the terms and conditions set out in Schedule 2 to this Explanatory Statement. The term "Eligible Nominee" means in relation to a director a spouse of that director or the trustee of a self managed superannuation fund for the benefit of that director.

4.2 Purpose of Proposed Grant

The purpose of the proposed grant of incentive options to directors is to provide incentive to contribute to and participate in the future growth of the Company and to recognise the improvement in share value (greater than 200 percent increase) attributable in part to management since the expiration of the previous incentive scheme in May 2003.

The incentive options will form part of the director's remuneration packages, which are believed to be reasonable in the Company's current circumstances, particularly given the objective of conserving cash reserves by, amongst other means, paying fees at a lower level than might otherwise be appropriate.

4.3 Further Information about Incentive options

The following information is provided to shareholders to allow them to assess the proposed grant of incentive options to the Recipient Directors (or their Eligible Nominees):

(a) Messrs Evans, Grigor and Cavness are each related parties of the Company to whom the proposed resolution would permit the financial benefits to be given;

(b) the nature of the financial benefit to be given to each of the Recipient Directors is the granting of the specified number of incentive options to each director resulting in an aggregate maximum of up to 7,500,000 incentive options to subscribe for Shares being shared between all three Recipient Directors;

(c) none of the Recipient Directors wish to make a recommendation to shareholders about the proposed resolution because each has an interest in the outcome of the resolution. The Recipient Directors comprise all of the directors of the Company;

(d) the respective interest of each Recipient Director arises because each is a proposed recipient of incentive options to subscribe for Shares;

(e) the incentive options are granted for no consideration. The exercise price of each of the incentive options is $0.10. The incentive options may be exercised at any time prior to the date three years from the date of grant;

(f) the market price of the Company's Shares on ASX on 30 March 2004, the date on which the Directors resolved to grant the incentive options to Messrs Evans, Grigor and Cavness, was $0.089;

(g) over the last twelve months, the highest recorded sale price of FAR shares in SEATS trading on the ASX was 10.0 cents (23 March 2004), and the lowest recorded sale price was 2.5 cents (10 June 2003);

(h) the incentive options previously held by Messrs Evans, Grigor and Cavness expired on 5 May 2003 at which time the share price was 3.2 cents. The current proposal involves replacing the expired incentive options with new incentive options at an exercise price of 10 cents which is a premium to the share price on the expiry date of the expired incentive options of 6.8 cents or 212 percent;

(i) the directors and their associates did not participate in an entitlement issue made during 2003 to holders of expiring July 2003 options at an issue price of 0.3 cents;

(j) the primary purpose of the grant of the incentive options is not to raise capital but to provide incentive to the Directors;

(k) if the proposed grant of incentive options is approved by shareholders, incentive options shall be allotted by the Board of Directors within one month of the approval;

(l) if the proposed grant of incentive options is approved by shareholders, the exercise of the incentive options by the Recipient Directors will result in a dilution of all other shareholders' holdings in the Company. The current number of shares on issue is 169,447, 167 fully paid shares;

(m) the proposed grant of incentive options is being made pursuant to the terms and conditions outlined in Schedule 2; and

(n) other than the information specified above, the Company believes there is no other information that would be reasonably required by shareholders in order to decide whether it is in the best interests of the Company to pass the resolution.

4.4 Section 195 of the Corporations Act

Section 195 of the Corporations Act provides, in essence, that a director of a public company may not vote or be present during meetings of directors when matters in which that director holds a "material personal interest" are being considered.

Approval is sought to grant to each of the Directors incentive options to subscribe for Shares pursuant to the terms and conditions outlined in Schedule 2. As each Director is considered to hold a material personal interest in the consideration of the matter, a quorum cannot be formed to consider the matter at Board level. However, by reason of section 195(4), the Directors are permitted in such instances to put the matter before the shareholders to consider and resolve.

The Directors have accordingly exercised their right under section 195(4) of the Corporations Act and have resolved to place the proposed grant of incentive options to subscribe for fully paid ordinary shares in the Company pursuant to the terms and conditions outlined in Schedule 2 to shareholders to consider and resolve upon.

4.5 ASX Listing Rule 10.13

For the purposes of Listing Rule 10.13, the following information is provided to shareholders:

(a) Messrs Evans, Grigor and Cavness are Directors of the Company and are to be granted, within one (1) month of the date of the Meeting, 5,000,000, 1,500,000 and 1,000,000 incentive options respectively (although as mentioned above the incentive options may be granted to the respective Eligible Nominees of Messrs Evans, Grigor and Cavness).

(b) The maximum number of incentive options that may be acquired by all parties for whom approval is required is 7,500,000.

(c) The incentive options are granted for no consideration. The exercise price of the incentive options is $0.10.

4.6 Details concerning value of incentive options

The incentive options are not to be quoted on ASX and are not transferable and as such have no actual market value. As at 30 March 2004, being the date on which the Directors resolved to ask shareholders to vote on whether to approve the issue of the incentive options to the Recipient Directors the latest ASX price of the Shares to which the incentive options may be converted was $0.089. The incentive options are capable of being converted to Shares by payment of $0.10 and accordingly would have no present tangible realisable value at the date of grant (although note below the value which would be attributed to the incentive options under the Black-Scholes valuation method). The incentive options may acquire future tangible realisable value dependent upon the extent if any by which the Shares exceed $0.10 during the term of the incentive options.

Application of the Black-Scholes method for valuing incentive options, calculated using the market price of Shares on ASX as at 30 March 2004 and share price volatility factor of 81.7 percent based on share prices during the preceding twelve months, results in the incentive options proposed to be granted to Messrs Evans, Grigor and Cavness having a hypothetical value of 4.6 cents. This valuation is skewed upward by the recent volatility in FAR shares.

5. GRANT OF INCENTIVE OPTIONS TO EMPLOYEES

5.1 The Proposed Grant

The Company proposes to grant, within one (1) month of the date of the Meeting, an aggregate of up to 500,000 incentive options in total (each to subscribe for one (1) fully paid ordinary share in the capital of the Company (**"Share"**), to Roseann Adessa who is a full time employee of First Australian Resources Inc (a subsidiary of the Company) (**"Employees"**). The incentive options will be granted on the terms set out in schedule 2. The purpose of the grant is to reward Ms Adessa for her diligence and hard work to date and more importantly to provide additional incentive for continuing efforts by Ms Adessa as a full time employee. The incentive options will be granted for no consideration and will not raise any funds. All the directors support this proposal.

GLOSSARY OF TERMS

In this Explanatory Statement the following expressions have the following meanings:

"ASIC" means the Australian Securities and Investments Commission.

"Associate" has the meaning given to it by Division 2 of Part 1.2 of the Corporations Act.

"ASX" means Australian Stock Exchange Limited.

"Business Day" has the meaning ascribed to that term in the Listing Rules.

"Company" means First Australian Resources Limited ACN 009 117 293

"Equity Securities" means equity securities as defined in the Listing Rules.

"FAR" means First Australian Resources Limited **ACN 009 117 293**

"Directors" means the directors of FAR from time to time.

"Listing Rules" means the listing rules of ASX.

"Meeting" means the general meeting of shareholders of FAR convened by this Notice.

"Notice" or **"Notice of Meeting"** means the notice of general meeting which accompanies this Explanatory Statement.

"Option" means except where used in part 4 of this Explanatory Memorandum an option to subscribe for a Share with each option exercisable at 7 cents on or before 31 July 2005 and otherwise on the terms set out in Schedule 1 to this Explanatory Statement.

"incentive option" means where used in part 4 or part 5 of this Explanatory Memorandum an option to subscribe for a Share exercisable at 10 cents on or before the date three years after the date of grant and otherwise on the terms set out in Schedule 2 to this Explanatory Statement.

"Prospectus" means the prospectus issued by the Company dated 8 January 2004.

"Resolution" means a resolution referred to in the Notice of Meeting.

"Share" means a fully paid ordinary share in the capital of FAR.

SCHEDULE 1

TERMS AND CONDITIONS OF OPTIONS REFERRED TO IN RESOLUTION 3

BEING OPTIONS ISSUED AS PART OF RECENT PLACEMENT

The terms and conditions of the Options referred to in this Explanatory Statement are as follows:

1. The options will expire on 31 July 2005 ("**Expiry Date**").

2. The exercise price of each option is 7 cents if exercised on or before 31 July 205. ("**Exercise Price**").

3. Each option exercised will entitle the holder to one Share in the capital of the Company.

4. The options may be exercised at any time prior to the Expiry Date, in whole or in part, upon payment of the Exercise Price per option.

5. Exercise of the options is effected by completing the notice of exercise of options form and forwarding it to the Company, together with payment of the relevant Exercise Price.

6. All Shares issued upon exercise of the options will rank pari passu in all respects with the Company's then existing Shares.

7. There are no participating rights or entitlements inherent in the options and holders will not be entitled to participate in new issues of securities offered to Shareholders of the Company during the currency of the options. Subject to paragraph 8, an optionholder is required to exercise the options in order to participate in any new issue of securities offered to Shareholders by the Company for subscription on a pro rata basis. Optionholders will beprovided written notice of the terms of the pro rata offer to Shareholders and afforded that period of time as required by the Listing Rules of ASX before the record date to determine entitlements to the offer to exercise their options.

8. If from time to time, on or prior to the Expiry Date the Company makes a bonus issue of securities to the holders of Shares in the Company (a "**Bonus Issue**"), then upon exercise of his or her options an optionholder will be entitled to have issued to him or her (in additin to the Shares which he or she is otherwise entitled to have issued to him or her upon such exercise) that number of securities which would have been issued to him or her under that bonus issue if the options had been exercised before the record date forthe Bonus Issue.

9. In the event of any reconstruction (including consolidation, subdivision, reduction or return) of the issued capital of the Company, on or prior to the Expiry Date, the options will be reorganised in accordance with the Listing Rules of ASX.

10. Options are transferable, subject to the requirements of the Listing Rules of ASX concerning any options classified as restricted securities.

11. Shares allotted and issued pursuant to the exercise of an option will be allotted and issued not more than 14 days after the receipt of a properly executed notice of exercise of option and the application monies. The Company will apply for official quotation of Shares issued pursuant to the exercise of options, in accordance with the Listing Rules.

12. Application will be made for official quotation of the options on ASX.

SCHEDULE 2

TERMS AND CONDITIONS OF INCENTIVE OPTIONS PROPOSED TO BE ISSUED TO DIRECTORS AND ROSEANN ADESSA - RESOLUTIONS 4(a), 4(b), 4(c) and 5

1. The incentive options will expire three (3) years from the date of grant ("**Expiry Date**").

2. The exercise price of each incentive option is $0.10 ("**Exercise Price**").

3. Each incentive option does not confer the right to a change in Exercise Price or to a change in the number of underlying securities over which it can be exercised.

4. Each incentive option exercised will entitle the holder to one fully paid ordinary share in the capital of the FAR.

5. The incentive options may be exercised at any time prior to the Expiry Date, in whole or in part, upon payment of the Exercise Price per incentive option.

6. Exercise of the incentive options is effected by completing the notice of exercise of incentive options on the reverse side of the incentive option certificate and forwarding it to FAR, together with payment of the relevant exercise price.

7. An incentive optionholder is required to exercise the incentive option in order to participate in any new issue of shares made by FAR. Incentive optionholders will be provided written notice of the terms of the issue to shareholders and afforded that period of time as required by the Listing Rules before the record date to determine entitlements to the issue to exercise their incentive options.

8. In the event of any reorganisation (including consolidation, subdivision, reduction or return) of the issued capital of FAR, the incentive options will be reorganised in accordance with the Listing Rules.

9. Shares allotted and issued pursuant to the exercise of an incentive option will be allotted and issued not more than 14 days after the receipt of a properly executed notice of exercise of incentive option and the application monies. FAR will apply for offical quotation of shares issued pursuant to the exercise of incentive options, in accordance with the Listing Rules.

10. A certificate will be issued for incentive options unless the incentive options are part of any uncertificated form of transfer. On the reverse side of the certificate there will be endorsed a notice that is to be completed when exercising the incentive options. If there is more than one incentive option on a certificate and prior to the Expiry Date those incentive options are exercised in part, FAR will issue another certificate for the balance of the incentive options held and not yet exercised.

11. Application will not be made for official quotation of the incentive options on ASX.

12. Incentive options are not transferable.

REGISTERED OFFICE
LEVEL 1, 87 COLIN ST
WEST PERTH, WA 6005

ADDRESS ALL CORRESPONDENCE TO :
ADVANCED SHARE REGISTRY SERVICES
PO BOX 6283 EAST PERTH WA 6892

FIRST AUSTRALIAN RESOURCES LIMITED ABN 41 009 117 293

PROXY FORM

I/We

Being a Member/Members of First Australian Resources Limited (ABN 41 009 117 293) hereby appoint:

NAME OF PROXY

	OR The Chairman of the Meeting	X

If the proxy form is signed but no proxies are named it will be taken to mean that the Chairman of the Meeting is appointed as the Member's proxy to vote for the Member on the Member's behalf at the Annual General Meeting of the Company to be held at the Royal Perth Yacht Club, Australia II Drive, Crawley, W.A. on Wednesday, 19 May 2004, at 10.30am and at any meeting held subsequent and pursuant to an adjournment of that meeting.

If you wish to appoint two proxies state here the proportion or number of your voting rights each proxy is entitled to exercise

SIGNED

Individual or First Shareholder	Shareholder 2	Shareholder 3
Director/Company Secretary	Director	Sole Director/Company Secretary

DATED this ______ **day of** ______ **2003**

Executed under Common Seal
(if applicable)

If convenient please provide your telephone number in case we need to contact you

☎

INSTRUCTIONS TO PROXY – Please mark your preference with an X

ORDINARY BUSINESS	*For*	*Against*	*Abstain*
Item 1: To receive and consider the Financial Statements and Reports of the Directors and Auditors in respect of the year ended 31 December 2003.	☐	☐	☐
Item 2: To re-elect Mr. W R Grigor as a Director.	☐	☐	☐
Item 3: Ratification of previous placement.	☐	☐	☐

REGISTERED OFFICE
LEVEL 1, 87 COLIN ST
WEST PERTH, WA 6005

ADDRESS ALL CORRESPONDENCE TO :
ADVANCED SHARE REGISTRY SERVICES
PO BOX 6283 EAST PERTH WA 6892

FIRST AUSTRALIAN RESOURCES LIMITED ABN 41 009 117 293

Item 4 :

Allotment of Incentive optionsto MJ Evans, WR Grigor. And CL Cavness ☐ ☐ ☐

Item 5:

Allotment of Incentive options to staff. ☐ ☐ ☐

If you do not wish to direct your proxy how to vote please place a mark in the box below. By marking the box, you acknowledge that, (except to the extent that the Listing Rules may require otherwise), the Chairman may, exercise your proxy even if he has an interest in the outcome of the resolution and the votes cast by him other than as proxy will be disregarded because of that interest. **The Chairman intends to vote any undirected proxies in favour of the resolutions.**

☐

Please refer to separate notes on appointment of proxy
Please return this proxy form to the Company as soon as possible, but in any event no later than 10.30am on 17 May 2004.

FIRST AUSTRALIAN RESOURCES LTD ABN 41 009 117 293

Notes on Appointment of Proxy

1. (a) A Member entitled to attend and vote is entitled to appoint a proxy to attend and vote on his or her behalf at the Annual General Meeting.

   (b) A Member who is entitled to cast two or more votes may appoint not more than two proxies to attend and vote on his or her half. Where more than one proxy is appointed, each proxy should be appointed to represent a specific proportion of the Member's voting rights. If that Member appoints two proxies and the appointment does not specify the percentage of votes, each proxy may exercise half the vote.

   (c) If the instructions to proxy section of the form is not completed the proxy may vote or abstain as he or she thinks fit. If you wish to direct your proxy how to vote on any item, place a mark in the appropriate box. If a mark is placed in a box, your total shareholding will be voted in that manner. You may, if you wish, split your voting direction by inserting the number of shares you wish to vote in the appropriate box. The direction will be invalid if a mark is made against more than one box for a particular item, or, if you have split your direction, if the total shareholding shown in "FOR", "AGAINST" and "ABSTAIN" boxes is more than your total shareholding on the share register. Each person who attends the meeting is entitled to one vote only on a show of hands. A person who holds proxies for more than one shareholder cannot vote on a show of hands if he or she holds proxies directing him or her to vote both for and against a resolution.

2. A proxy need not be a member of the Company.

3. Proxies will only be valid and accepted by the Company if they are signed and forwarded to either:

   - The Company's Share Registry – Advanced Share Registry, Level 7, 200 Adelaide Terrace, Perth, Western Australia 6000;
   - The facsimile number (08) 9322 5116 or
   - The registered office of the Company at the address on the face of this Proxy Form,

   not later than 10.30am on 17 May 2004, which is 48 hours before the meeting.

4. The Proxy Form may also be lodged electronically not later than 10.30am on 17 May 2004, which is 48 hours before the appointed time for the holding of the Annual General Meeting at First Australian Resources Ltd email admin@faml.com.au. If you lodge your proxy Form electronically it is not necessary to also return a paper copy to the Company's registered office. Attorneys are unable to lodge the Proxy Form electronically.

5. The Member or his Attorney must sign a Proxy Form and in the case of joint Members, any joint Members may sign the Proxy Form. If the Member is a company, two Directors or a Director and the Company Secretary must sign. If a company is a proprietary company that has a sole Director who is also the sole Company Secretary, that Director may sign.

   If the Proxy Form is signed by an Attorney of the Member, the authority under which the Proxy Form was signed or a certified copy of the authority must be provided to the Company not less than 48 hours before the appointed time for the holding of the Annual General Meeting.

6. If a representative of a company Member is to attend the meeting the appropriate "Certificate of Appointment of Representative" should be produced prior to admission. A form of this Certificate may be obtained from the Company's Share Registry.